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                             June 23, 2020

       John McMahon
       Chief Executive Officer
       Audition Showdown, Inc.
       40 King Street West, Suite 1700
       Toronto, Ontario, Canada, M5H 3Y2

                                                        Re: Audition Showdown,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 12, 2020
                                                            File No. 024-11213

       Dear Mr. McMahon:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Plan of Distribution, page 22

   1. Please add disclosure explaining how you will process subscriptions made by credit card. For example,
disclose who will process credit card subscriptions, the amount of processing fees or
other charges associated with credit card subscriptions, and whether the company or
investors will pay such fees.
 John McMahon
Audition Showdown, Inc.
June 23, 2020
Page 2

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at
(202) 551-
3453 with any other questions.



                                                         Sincerely,
FirstName LastNameJohn McMahon
                                                         Division of
Corporation Finance
Comapany NameAudition Showdown, Inc.
                                                         Office of Technology
June 23, 2020 Page 2
cc:       Jeanne Campanelli
FirstName LastName